                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


 [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the Plan year ended December 31, 2002

                                       OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from _____________ to _______________.

                        COMMISSION FILE NUMBER 001-12335


A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                          BUTLER MANUFACTURING COMPANY
                   401(K) EMPLOYEE SAVINGS TRUST (BEST) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          BUTLER MANUFACTURING COMPANY
                              1540 GENESSEE STREET
                             KANSAS CITY, MO 64102

                                    CONTENTS


                                                                  Page
                                                                  ----
Independent Auditor's Report                                       1

AUDITED FINANCIAL STATEMENTS:
Statement of Net Assets Available for Benefits                     2
Statement of Changes in Net Assets Available for Benefits          3
Notes to Financial Statements                                      4

Signature Page                                                     10

Exhibit Index                                                      11
Exhibit 23       Independent Auditors' Consent
Exhibit 99.1     Certification of Periodic Report
Exhibit 99.2     Certification of Periodic Report


                          INDEPENDENT AUDITORS' REPORT



The Retirement Administrative Committee
Butler Manufacturing Company:


We have audited the accompanying statements of net assets available for benefits of the Butler Manufacturing Company 401(k) Employee Savings Trust Plan (the
Plan) as of December 31, 2002, and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP




Kansas City, Missouri
May 30,2003

                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001



                                                         2002               2001
                                                     -------------      ------------
Assets:
  Investments:
    Fidelity Management Trust Company:
      Managed Income Portfolio                       $  11,486,801        10,393,045
      Puritan Fund                                      12,200,395        12,575,473
      Magellan Fund                                     23,648,535        30,561,900
      Equity Income Fund                                10,850,687        12,507,685
      Retirement Money Market Trust                     11,951,197        11,038,879
      Aggressive Growth Fund                             2,320,420         2,946,816
      Diversified International Fund                     1,413,028         1,480,318
      Freedom 2000 Funds                                 2,783,491         2,695,253
      Spartan U.S. Equity Index                          1,096,450         1,245,801
      U.S. Bond Index Fund                               1,073,503           421,165
      Other                                                203,526           162,628
    Butler common stock fund                             2,679,435         3,205,368
    Participant loans outstanding                        2,610,007         2,664,630
                                                     -------------      ------------
        Total investments                               84,317,475        91,898,961
                                                     -------------      ------------
    Receivables:
      Employee contributions receivable                     19,057           553,335
      Employer contributions receivable                         --         1,663,035
                                                     -------------      ------------
        Total receivables                                   19,057         2,216,370
                                                     -------------      ------------
        Net assets available for benefits            $  84,336,532        94,115,331
                                                     =============      ============



See accompanying notes to financial statements

                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN

           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2002 and 2001



                                                                     2002                  2001
                                                                 ------------          -----------
Contributions:
  Employee                                                       $  8,162,663            8,093,537
  Employer                                                                 --            1,661,743
  Rollover                                                             54,532               52,760
                                                                 ------------          -----------
             Total contributions                                    8,217,195            9,808,040

Income:
  Net depreciation in fair value of investments                   (14,751,309)          (8,949,717)
  Interest and dividends                                            1,980,218            2,947,921
Other:
  Distributions                                                    (5,154,691)          (6,557,765)
  Administrative expenses                                             (71,891)             (71,430)
  Net transfers from another employer-sponsored fund                    1,679                  101
                                                                 ------------          -----------
              Decrease in net assets available for benefits        (9,778,799)          (2,822,850)
Net assets available for benefits, beginning of year               94,115,331           96,938,181
                                                                 ------------          -----------
Net assets available for benefits, end of year                   $ 84,336,532           94,115,331
                                                                 ============          ===========



See accompanying notes to financial statements.

                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN


                                 EIN: 44-0188420
                                     PN: 041
                          Notes to Financial Statements
                           December 31, 2002 and 2001



(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A) GENERAL

             Effective March 1, 1987, Butler Manufacturing Company (the Company) established the 401(k) Employee Savings Trust Plan (the Plan), which is administered by the administrative committee. The investments of the Plan are in the custody of Fidelity Institutional Retirement Services Company. The trustee of the Plan is the Fidelity Management Trust Company (Fidelity), which has been appointed by the administrative committee and thereby holds all assets of the Plan in the Butler Master Savings Plan Trust (Master Trust). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

             The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

         (B) BASIS OF PRESENTATION

             The Plan's financial statements are presented on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets. Benefit payments to participants are recorded when paid.

         (C) ASSETS HELD IN MASTER TRUST

             All assets of the Plan are held in the Master Trust and are specifically allocated to each individual plan by participant. Plan assets and changes in plan assets held in trust have been reported by Fidelity based on the fair value of the investments.

             The fair value of marketable securities is based upon quotations from national securities exchanges; where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. When the fair value of securities is not available, the securities are stated at their estimated fair value. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed).

             Investments, which exceeded 5% of the net assets available for benefits at December 31, 2002, and 2001, are shown individually in the statements of net assets available for benefits.

         (D) ADMINISTRATIVE EXPENSES

             The expenses incurred by the administrative committee of the Plan in administering plan activity and the expenses incurred by Fidelity in administering the trust may be paid from the assets of the Plan or by the Company, as the Company elects.

         (E) ELIGIBILITY

             All full-time salaried and nonunion hourly employees are eligible to participate in the Plan.

                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN
                                 EIN: 44-0188420
                                    PN: 041

                          Notes to Financial Statements
                           December 31, 2002 and 2001

    (F) VESTING

    All eligible employees participating in the Plan are immediately 100% vested in employer and employee contributions.

    (G) TERMINATION

    Although it has expressed no intention to do so, the Company's board of directors may terminate the Plan at any time, subject to the provisions of ERISA. If the Plan is terminated, each participant's account balance will be, at the discretion of the Company, distributed in a lump sum or held in trust to be distributed upon each participant's retirement, death, disability, or termination of employment.

    (H) USE OF ESTIMATES

    The Plan utilizes a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

    (I) RECLASSIFICATIONS

    Certain inconsequential reclassifications have been made to prior years' information to conform to the 2002 presentation.

(2) CONTRIBUTIONS

    Employees may contribute to the Plan from 1 to 20% of their compensation in 1% increments, subject to applicable Internal Revenue Service (IRS) regulations. Participants may direct investments of their contribution in 1% increments among the funds established by the Company. At the discretion of the Company's board of directors and based on the Company's profitability, the Company can elect to match employee contributions in an amount no greater than 30%. This match is limited to 6% of employee contributions and one-third of all company-matching contributions shall be invested in the Butler common stock fund. Such investments shall remain in the Butler common stock fund until the participant's termination of employment. This match is applicable only to employees who are active employees on December 31, except in cases of retirement, disability, or death.

(3) DISTRIBUTIONS

    If a participant retires on or after attaining age 55, becomes totally or permanently disabled, dies, or terminates employment for any other reason, the full value of the account becomes distributable. If the value of the amount distributable exceeds $5,000, the distribution cannot be made until the participant reaches age 65 or gives consent to the distribution. All distributions must be made prior to April 1 of the calendar year immediately following the date the participant reaches age 70-1/2, even if still employed. All distributions shall be made in a single payment of cash.

                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN
                                 EIN: 44-0188420
                                    PN: 041

                          Notes to Financial Statements
                           December 31, 2002 and 2001


    Distributions payable to vested participants at December 31, 2002, and 2001 was $1,411,454 and $365,078, respectively. These distributions are not recorded as a liability in the accompanying financial statements; however, they are recorded as a liability of the Plan for purposes of the Plan's Form 5500.

(4) IN-SERVICE WITHDRAWALS

    Employee contributions, in part or in total, may be withdrawn for extreme financial hardships. Such financial hardships include college costs, excessive medical expenses, the purchase of a principal residence, or to prevent eviction from a principal residence.

(5) LOANS TO PARTICIPANTS

    At the discretion of the administrative committee, loans may be made to a participant up to the lesser of $50,000 or 50% of the value of the participant's account. No loan may be for an amount less than $1,000. Loans are secured by an assignment of the participant's total account balance in the Plan. Loan maturities may not be less than one year nor exceed five years, except for home loans. Interest rates will be set by the administrative committee in accordance with uniform procedures consistently applied in a manner that does not discriminate in favor of officers, shareholders, or highly compensated participants.

(6) ASSETS HELD IN MASTER TRUST

    The net assets of the Master Trust available for all participating plans at December 31, 2002, and 2001 were as follows:


                                                                          2002               2001
                                                                     ------------       ------------
Assets:
  Investments:
    Short-term investments                                           $ 13,705,245         12,657,351
    Fixed income funds                                                 13,732,231         11,868,079
    Domestic equities funds                                            57,629,522         68,108,401
    International equities funds                                        1,461,344          1,507,679
    Butler common stock fund                                            2,765,984          3,321,973
    Participant loans outstanding, at interest rates ranging
       from 9% to 10%                                                   3,010,882          3,161,823
                                                                     ------------       ------------
                                                                       92,305,208        100,625,306
Receivables:
  Employee contribution receivable                                         33,174            619,833
  Employer contribution receivable                                             --          1,663,035
                                                                     ------------       ------------
            Total net assets available for benefits                  $ 92,338,382        102,908,174
                                                                     ============       ============


                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN
                                 EIN: 44-0188420
                                    PN: 041

                          Notes to Financial Statements
                           December 31, 2002 and 2001


The changes in net assets of the Master Trust for the years ended
December 31, 2002, and 2001 were as follows:



                                                                2002              2001
                                                            ------------      -----------
Additions:
  Employer contributions                                    $      6,737        1,716,159
  Employee contributions                                       8,967,929        9,023,088
  Rollovers                                                       54,532           52,760
  Interest and dividends                                       2,185,031        3,262,692
                                                            ------------      -----------
         Total additions                                      11,214,229       14,054,699
Change in fair value of investments:
  Mutual funds                                               (14,676,585)      (9,870,542)
  Butler common stock fund                                    (1,136,126)         319,158
                                                            ------------      -----------
         Total change in fair value of investments           (15,812,711)      (9,551,384)
Deductions:
  Distributions                                               (5,886,614)      (7,045,615)
  Administrative expenses                                        (84,696)         (84,599)
                                                            ------------      -----------
         Total deductions                                     (5,971,310)      (7,130,214)
                                                            ------------      -----------
         Net decrease                                        (10,569,792)      (2,626,899)
Net assets available for benefits:
  Beginning of year                                          102,908,174      105,535,073
                                                            ------------      -----------
  End of year                                               $ 92,338,382      102,908,174
                                                            ============      ===========


                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN
                                 EIN: 44-0188420
                                     PN: 041

                          Notes to Financial Statements
                          December 31, 2002 and 2001



(7) NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 are as follows:

                                                     2002           2001
                                                 -----------    -----------
Net assets:
  Butler common stock fund                       $ 2,679,435      3,205,368
                                                 ===========    ===========
Changes in net assets:
  Contributions                                  $   810,275        793,575
  Interest and dividends                              93,064         74,245
  Net appreciation (depreciation)                 (1,099,292)       306,506
  Benefits paid to participants                     (225,760)      (174,826)
  Transfer to participant-directed investments       (35,514)      (177,740)
  Loan withdrawals                                    (5,322)       (13,486)
  Administrative fee                                 (63,384)       (61,719)
                                                 -----------    -----------
                                                 $  (525,933)       746,555
                                                 ===========    ===========



(8) INVESTMENT PORTFOLIO RISK

    The Plan provides for various investments, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(9) FEDERAL INCOME TAXES

    The Plan has received a favorable determination letter, dated July 18, 2002, from the IRS, qualifying the Plan under the Internal Revenue Code and exempting the trust from Federal income taxes. The Plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.

                          BUTLER MANUFACTURING COMPANY
                       401(K) EMPLOYEE SAVINGS TRUST PLAN
                                 EIN: 44-0188420
                                    PN: 041

                          Notes to Financial Statements
                           December 31, 2002 and 2001




(10) FORM 5500 RECONCILIATION

    The reconciliation of the net assets available for benefits between the financial statements and the Form 5500 as of December 31 are as follows:



                                                                          2002               2001
                                                                      ------------        ----------
Net assets available for benefits per the financial statements        $ 84,336,532        94,115,331
Benefit obligations currently payable                                   (1,411,454)         (365,078)
                                                                      ------------        ----------
     Net assets available per the Form 5500                           $ 82,925,078        93,750,253
                                                                      ============        ==========



    The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2002, to the Form 5500.

Benefits paid to participants per the financial statements     $ 5,154,691
Amounts currently payable at December 31, 2002                   1,411,454
Amounts currently payable at December 31, 2001                    (365,078)
                                                               -----------
      Benefits paid to participants per the Form 5500          $ 6,201,067
                                                               ===========

                          BUTLER MANUFACTURING COMPANY
                          401(K) EMPLOYEE SAVINGS TRUST


                                    SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                /s/ Larry C. Miller
                                                -------------------
June 30, 2003                                   Larry C. Miller
-------------                                   Vice President - Finance,
Date                                            and Chief Financial Officer

                                  EXHIBIT INDEX




EXHIBIT NO.             EXHIBIT DESCRIPTION
-----------             -------------------
23                      Independent Auditors' Consent
99.1                    Certification of Periodic Report
99.2                    Certification of Periodic Report